

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 26, 2010

Mr. Michael S. Ciskowski
Executive Vice President and Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> **Re:** **Valero Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-13175**

Dear Mr. Ciskowski:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis, page 26

1. A large portion of your MD&A, particularly the Results of Operations, is dedicated to tabular, numerical disclosure, some of which duplicates information found in the financial statements, and most of which is not accompanied by any narrative information that would promote investor understanding. Please revise to focus on materiality and discussion and analysis. If you choose to retain the tabular presentation, please provide tabular presentation of *relevant* financial or other information may help a reader's understanding of MD&A. Provide

narrative explanations of the company's financial statements that enables
investors to see the company through the eyes of management. Refer to Release
No. 33-8350.

2. Please expand your overview to provide insight into all material opportunities,
challenges and risks, such as those presented by known material trends and
uncertainties, on which the company's executives are most focused for both the
short and long term. Discuss the effects of any such trends on your results of
operations, working capital requirements and liquidity. For example, if material,
expand your discussion regarding the dispute with the Government of Aruba and
the proposed settlement which will result in your exiting the Tax Holiday regime.
As another example, please discuss any material trends and effects resulting from
your acquisition of several ethanol plants in 2009.

3. You sometimes refer to two or more sources as components that contributed to a
material change. For example, you state that the 21% decrease in retail operating
income "was primarily due to decreased retail fuel margins, partially offset by
lower selling expenses, in our U.S. retail operations." Ensure that you quantify
the amount of the change that was contributed by each of these factors. As
another example, please provide the dollar amount attributable to the 47%
decrease in throughput margin per barrel, the 8% decline in throughput volumes,
and the 16% decrease in refining operating expenses, all of which affected your
operating income. See Section III.D of SEC Release 33-6835.

4. Please ensure that you have provided quantification to account for a substantial
portion of the changes discussed. For example, you state that the decrease in
operating income from 2008 to 2009 was "partially offset" by a $4.0 billion
goodwill impairment in 2008. You have not presented other figures that would
offset this $4.0 billion offset, which is significantly more than the $890 million
decrease in operating income from 2008 to 2009.

Refining, page 35

5. We note the trend of decreased throughput margin per barrel and decreased
throughput volumes has materially impacted your operating income in Fiscal
Year 2009 as compared to 2008. We also note that you have disclosed that you
will reduce throughput at certain refineries due to unfavorable market conditions.
Please further describe any reasonably likely material effects this will have on
your financial condition or results of operations. If you conclude such effects are
not material, tell us the facts and circumstances you considered in reaching such
conclusion. Please refer to Financial Reporting Codification 501.02.

Liquidity and Capital Resources, page 44

6. Please expand the discussion of your liquidity and capital resources to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity. Please discuss whether there are any trends that could result in your ratings continuing to decline to a level where your debt would no longer be investment grade. In this regard, we note that all three rating agencies have given you a negative ratings outlook, and Moody's Investors Services lowered its outlook to negative from stable on February 2, 2010.

7. We note your statement that "the decrease in cash generated from operating activities was due primarily to the $4.4 billion decrease in operating income discussed above under 'Results of Operations'." Please provide a more detailed discussion of how you arrived at the $4.4 million figure either in this section or the results of operations section.

8. We note that your revolving bank credit facilities and other debt arrangements contain various restrictive covenants, including cross-default and cross-acceleration clauses, and the maintenance of a debt-to-capitalization ratio. Please provide the actual ratios for the financial covenants relating to any material outstanding indebtedness, and state whether you met them at the end of the fiscal year. Please also disclose whether there are any trends, events, or uncertainties that are reasonably likely to prevent you from satisfying such covenants in the future.

Commodity Price Risk, page 54

9. Your commodity price risk disclosures refer to footnote 1 of your financial statements. Please refer to Financial Reporting Codification 507.4.b, which requires disclosures mandated by Regulation S-K Item 305 to be located outside the financial statements and related notes. Please revise your disclosure accordingly.

10. Provide a discussion including summarized descriptions of the instruments, positions and transactions, or any features of the instruments, positions and transactions that are included but not fully reflected in the quantitative market risk information. Refer to Regulation S-K Item 305(a)(2).

11. Revise the tabular presentation to include contract terms sufficient to determine future cash flows from your market risk sensitive instruments. In this regard, please indicate the notional amounts for the various commodity contract volumes presented and which are the weighted average pay and receive prices for the

swaps. Refer to Regulation S-K Item 305(a)(1)(i)(A)(1), instruction 2.iv of the Instructions to Paragraph 305(a), and Appendix to Item 305 – Tabular Disclosures, Commodity Price Sensitivity.

12. For each of your trading and other than trading commodity price risk exposure, provide the qualitative information about market risk, as required by Regulation S-K Item 305(b)(1)-(2). We would expect this to include the following:
    - The factors you consider when selecting which of the various instruments you describe will be used,
    - why you take positions both long and short, and
    - how you determine the volume, underlying prices and settlement dates of these contracts.

13. Tell us what the term "refined products" refers to and provide separate disclosure if such amounts are material.

Notes to Financial Statements

Note 24 – Environmental Matters, page 132

14. Your footnote states that the environmental liability is adequate and that it is difficult to estimate due to unknown factors. If material, disclose an estimate of the reasonably possible loss or range of loss for environmental matters.   If such an estimate cannot be made, include a statement to that effect. Refer to FASB ASC Section 450-20-50.

15. Tell us the gross amount of adjustments that reduced your estimated environmental liability, the nature of such adjustments and how recording such amounts conforms to FASB ASC Section 450-30-25.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief